UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93
Company Registry (NIRE) No. 353.001.861-33

EXCERPT FROM THE MINUTES OF THE 294th MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 25, 2016

1.      DATE, TIME AND PLACE: On May 25, 2016, at 9:00 a.m., at the registered office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142 in the city and state of São Paulo.

2.      CALL NOTICE: The meeting was summoned pursuant to Paragraph 2, Article 17 of CPFL Energia’s Bylaws.

3.      ATTENDANCE: All the members of the Board of Directors (“Board”). The meeting was also attended by the Chief Executive Officer and, during part of it, by the Executive Vice-Presidents and Mr. Andre Dorf – Chief Executive Officer of CPFL Renováveis.

4.      PRESIDING BOARD: Chairman – Murilo Cesar L. S. Passos and Secretary – Giselia Silva.

5.      MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

After discussing and examining the items on the Agenda, the Directors unanimously decided as follows:

(i)            Take cognizance and discuss the matters examined by the Board's Committees and Advisory Commissions during May;

(ii)          Take cognizance of the managerial highlights and material facts in May, as reported by the Chief Executive Officer;

(iii)         Approve the minutes of the 293rd Meeting of the Board held on May 4, 2016;

(iv)         Approve the disclosure by the Company that Mr. MARCELO DE ANDRADE, elected to the Audit Board at the Annual Shareholders' Meeting held on April 29, qualifies as a financial expert under Section 407 of the Sarbanes-Oxley Act, and in accordance with the rules of the U.S. Securities and Exchange Commission ("SEC") applicable to foreign companies listed in a U.S. stock exchange;

(v)          Approve the worksheets of the Board’s Advisory Committees (Human Resources Management, Related Parties and Management Processes and Risks Committee) for the period between May 2016 and April 2017;

(vi)         Approve the constitution of two (2) Advisory Commissions to the Board of Directors for the period 2016/2017, namely: Strategy Commission and Budget and Corporate Finance Commission (“Commissions”) and appoint their respective members, to serve a term of one (1) year: (vi.i) Strategy Commission: Fernando Luiz Aguiar Filho, Brazilian, single, civil engineer, identification document (RG) no. 29.900.104-0, issued by SSP/SP, individual taxpayer ID (CPF/MF) no. 306.391.208-57; João Ernesto de Lima Mesquita, Brazilian, married, bank employee and system analyst, identification document (RG) no. 08088587-4, issued by IFP/RJ, individual taxpayer ID (CPF/MF) no. 003.586.467-23; and Carlos Eduardo Reich, Brazilian, married, economist, identification document (RG) no. MG 2981614, issued by SSP/MG, individual taxpayer ID (CPF/MF) no. 633.270.906-53; and (vi.ii) Budget and Corporate Finance Commission: José Florêncio Rodrigues Neto, Brazilian, married, business administrator, identification document (RG) no. 1487678, issued by SSP/SP, individual taxpayer ID (CPF/MF) no. 484.364.021-20; Alexandre José Fava de Souza Júnior, Brazilian, married, bank employee and economist, identification document no. 25410, issued by CORECON-RJ, individual taxpayer ID (CPF/MF) no. 076.922.477-65 and Carlos Eduardo Reich, as qualified in item (vi.i) above. It shall be on the records that the Worksheets of the Commissions related to the period between May 2016 and April 2017 will be submitted to analysis and comments and later submitted to approval of the Board;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93
Company Registry (NIRE) No. 353.001.861-33

(vii)        Take cognizance and discuss the work provided by consulting firm Willis Towers Watson and approve the proposal for adjustment of the Short-Term Incentive Plan (“ICP Plan”) targets of the Board of Executive Officers of the Company for fiscal year 2016;

(viii)      Continuing previous discussions and taking into account additional information presented, in accordance with Item (p), Article 17 of the Bylaws of the Company, discuss and approve the proposal of the Board of Executive Officers described in Resolution 2016064-E of said Executive Board;

(ix)         Discuss and approve, in accordance with Item (n), Article 17 of the Bylaws and pursuant to Resolution 2016056-E of the Board of Executive Officers, the funding operations from financial institutions, to be individually considered and approved by the Board;

(x)          Discuss and recommend that the executives nominated by the Company to the management of subsidiaries vote for approval of the following items: (viii.i) Investco S.A. (“Investco”): Ratification of the appointment of the Executive Vice-President by the shareholder Paulista Lajeado Energia S.A. (“Paulista Lajeado"); and (viii.ii) Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Jaguari de Energia (“CPFL Jaguari”), Companhia Luz e Força de Mococa (“CPFL Mococa”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”) and Companhia Sul Paulista de Energia (“CPFL Sul Paulista” and, collectively with the others, the “Distributors”): Consolidation of the Power Distribution Concession Contracts no. 015, 017, 018, 019 and 021/1999 – ANEEL – Resolution 2016061-E of the Board of Executive Officers;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93
Company Registry (NIRE) No. 353.001.861-33

(xi)         Take cognizance of the consolidated results for April/2016 (Year-to-Date and Budget vs. Actual) and of the Best Estimate of CPFL Energia and its subsidiaries.

(xii)        Take cognizance of the challenges and opportunities of the 21st Climate Change Conference held in Paris in the end of 2015, as presented by Mr. Philippe Joubert; and

(xiii)      Take cognizance and discuss the evolution of the action plans related to the Internal Control Charter for fiscal year 2015, issued by Deloitte Touche Tohmatsu Auditores Independentes (“Internal Control Charter”).

6.      CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors and the Secretary. Murilo Cesar L. S. Passos, Décio Bottechia Júnior, Ana Maria Elorrieta, Arnaldo José Vollet, Francisco Caprino Neto, José Florêncio Rodrigues Neto, Martin Roberto Glogowsky and Giselia Silva.

This is a free English translation of the excerpts of the original minutes drawn up in the Book of Meetings of the Board of Directors no. 7, pages 11 to 13.

Giselia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 14, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.